EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

WAVE Life Sciences Ltd.:

We consent to the use of our report dated March 30, 2016, with respect to the consolidated balance sheets of WAVE Life Sciences Ltd. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, Series A preferred shares and shareholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2015, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Cambridge, Massachusetts

January 4, 2017